FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
October 24, 2006

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission file number:  001-31232

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ☒      Form 40-F      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐      No      ☒

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods” or the “Company”] hereby submits the materials to be provided to security holders in connection with extraordinary  general shareholders’ meeting held on December 05, 2006.

1. NOTIFICATION TO SHAREHOLDERS ON GENERAL MEETING OF SHAREHOLDERS

Wimm-Bill-Dann Foods Open Joint Stock Company (“WBD Foods”), located at Yauzsky blvd., 16/15, room 306, Moscow, 109028, Russian Federation, hereby notifies the shareholders of WBD Foods OJSC of an extraordinary general meeting of shareholders of WBD Foods OJSC to be held in the form of remote voting.

Agenda of the general meeting of shareholders:

1.     Concerning payment (announcement) of dividends upon 9m Y2006.

2.     Concerning remuneration payment to WBD Foods OJSC Board of Directors members.

Voting on the agenda item will be conducted using ballot papers.

Deadline for receipt of ballot papers: December 05, 2006, by 24:00 Moscow time.

Postal address to which to send completed ballot papers: Yauzsky blvd., 16/15, room 306, Moscow, 109028, Russian Federation. Date of preparation of the list of persons entitled to participate in the general meeting of shareholders: October 23, 2006 (at end of registrar’s business day). Ballot papers expressing the shareholder’s vote must be signed by the shareholder, or by a representative of the shareholder on the basis of a power of attorney attached to the ballot paper and executed in the order established by Article 57 of the Federal Law on Joint Stock Companies. Materials relating to the agenda matters are attached to the ballot paper. Additionally, materials and documents to be provided to shareholders in preparation for the extraordinary meeting may be inspected at the location of WBD Foods from 10:00 to 16:00 (Moscow time) daily, except Saturday and Sunday.

WBD Foods OJSC Board of Directors

2. DRAFT RESOLUTIONS OF THE GENERAL MEETING OF SHAREHOLDERS OF WBD FOODS

Draft Resolutions of the Extraordinary General Meeting of Shareholders

1. On the first item of the agenda: Concerning payment (announcement) of dividends upon 9m Y2006.

1. To announce dividends payment upon 9m Y2006 financial results on allocated common nominal shares of WBD Foods OJSC, in the dividend amount of 7 (seven) rubles 86 kopecks per 1 common nominal share.

2. To set the following terms and conditions of dividends payment:

2.1. Method of dividends payment: cash;

2.2. Term of dividend payment: term of dividend payment should not exceed 60 days from the date of GSM approval of dividends payment;

2.3. Procedure of dividends payment:

*              dividends payment to legal entities is performed in the form of cashless settlement (at that, the date of dividend payment is considered the date of charge-off the corresponding amount from WBD Foods OJSC and payment agent’s (in case of its engagement) account);  dividends payment to individuals, upon their request, may be effected both in cash, or in the form of cashless settlement;

*              since WBD Foods OJSC is the tax agent in the course of income payment to the shareholders on  their common nominal shares, the dividends are paid to the shareholders after deduction of tax and other amounts, stipulated by the Russian Federation legislation, retained.

2. On the first item of the agenda: Concerning remuneration payment to WBD Foods OJSC Board of Directors members.

2.1. To revise the amount of remuneration paid to WBD Foods OJSC Board of Directors members  (except for the Chairman of the Board of Directors), approved by the General shareholders meeting (Minutes as of 29.06.2004 №22-06), increasing annual amount of remuneration paid to the Board of Directors members in connection with their participation in current activity and Board of Directors meetings, up to the amount equivalent of 70 000 (Seventy thousand) USD (not including taxes payable in accordance with Russian Federation legislation).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Dmitry A. Anisimov
	Name:	Dmitry A. Anisimov
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: October 24, 2006